# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, WEST HOLLYWOOD, CALIFORNIA, United States (X1), 90069
Date of event which requires filing of this statement: 06/17/2026
Amends the filing with accession number 0001140361-22-043284
Filed by CIK 0001833678
Persons authorized to receive notices and communications: G. Raymond Zage, III, Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore, Singapore (U0), 049315, 65 6808 6288

## Reporting persons
- Tiga Investments Eighty-Eight Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (48.3% of the class)
  Comment: The percentage used herein is calculated based on 177,725,977 shares of the Common Stock of the Issuer outstanding as of May 6, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on May 8, 2026.
- Tiga Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (48.3% of the class)
  Comment: The percentage used herein is calculated based on 177,725,977 shares of the Common Stock of the Issuer outstanding as of May 6, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on May 8, 2026.
- Big Timber Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 1,385,507; shared voting power 0; sole dispositive power 1,385,507; shared dispositive power 0; aggregate amount beneficially owned 1,385,507 (0.8% of the class)
  Comment: The percentage used herein is calculated based on 177,725,977 shares of the Common Stock of the Issuer outstanding as of May 6, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on May 8, 2026.
- Zage George Raymond III (CIK 0001833678): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 95,439,583; shared voting power 0; sole dispositive power 95,439,583; shared dispositive power 0; aggregate amount beneficially owned 95,439,583 (53.7% of the class)
  Comment: The percentage used herein is calculated based on 177,725,977 shares of the Common Stock of the Issuer outstanding as of May 6, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q filed on May 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, WEST HOLLYWOOD, CALIFORNIA, United States (X1), 90069
Comment: This Amendment No. 10 (this "Amendment") to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text:

On June 17, 2026, the Reporting Persons entered into a trading plan (the "Trading Plan") with Morgan Stanley Smith Barney LLC that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, for the sale of up to 6,000,000 shares of Common Stock of the Issuer, subject to the terms and conditions of the Trading Plan. The Trading Plan is expected to commence on September 16, 2026, following the expiration of the applicable cooling-off period required under Rule 10b5-1(c)(1), and is scheduled to expire on March 15, 2027, unless earlier terminated in accordance with its terms. The Trading Plan provides for sales at prevailing market prices, subject to specified parameters. The foregoing summary is qualified in its entirety by reference to the actual language in Trading Plan, which is filed as Exhibit 1 hereto, and which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Tiga 88, Tiga Investments, Big Timber and Mr. Zage beneficially own an aggregate of 85,926,333, 85,926,333, 1,385,507, and 95,439,583 shares of the Issuer's Common Stock, respectively, which represents approximately 48.3%, 48.3%, 0.8% and 53.7% of the Issuer's issued and outstanding Common Stock, respectively, consisting of 177,725,977 shares of the Common Stock of the Issuer outstanding as of May 6, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of this Schedule 13D is hereby amended and restated as follows:

Mr. Zage, as sole equityholder in Tiga Investments, which is the sole equityholder in Tiga 88, and the Manager and sole member of Big Timber, has sole power to vote or direct the vote of 95,439,583 shares and sole power to dispose or direct the disposition of 95,439,583 shares of the Issuer's Common Stock, subject to the information incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
Item 5(c) of this Schedule 13D is hereby amended and restated as follows:

On June 2, 2026, Mr. Zage was granted 13,593 restricted stock units ("RSUs") under the Issuer's Amended and Restated 2022 Equity Incentive Plan (the "2022 Plan"), each of which represents the contingent right to receive one share of Common Stock upon settlement. One-fourth of the RSUs vest and settle into Common Stock every three months on the same day of the month as the grant date, subject to Mr. Zage's continuous service through each such vesting date; provided, that the RSUs will in any event vest in full on the earlier to occur of (1) immediately prior to the Issuer's 2027 annual stockholder meeting, and (2) immediately prior to the effective time of a change in control, subject to Mr. Zage's continuous service through the applicable time.

Also on June 2, 2026, Mr. Zage was granted 867 RSUs under the 2022 Plan. One-fourth of the RSUs vest and settle into Common Stock every three months on the same day of the month as the grant date, subject to Mr. Zage's continuous service through each such vesting date; provided, that the RSUs will vest in full immediately prior to the effective time of a change in control, subject to Mr. Zage's continuous service through such time.

Other than the transactions disclosed in this Item 5(c), the Reporting Persons have not effected any transactions in the securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text:

Rule 10b5-1 Trading Plan

The description of the Trading Plan set forth in Item 4 of this Schedule 13D is incorporated herein by reference. A copy of the form of the Trading Plan is filed herewith as Exhibit 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibit is incorporated by reference into this Schedule 13D.

Exhibit 1 Form of Rule 10b5-1 Trading Plan dated June 17, 2026

## Signatures
- Tiga Investments Eighty-Eight Pte Ltd: /s/ G. Raymond Zage, III, Director (06/18/2026)
- Tiga Investments Pte. Ltd.: /s/ G. Raymond Zage, III, Director (06/18/2026)
- Big Timber Holdings, LLC: /s/ G. Raymond Zage, III, Member (06/18/2026)
- Zage George Raymond III: /s/ G. Raymond Zage, III, Zage George Raymond III (06/18/2026)